ITEM 77(C)
	MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

There were 30,969,245 shares of the Fund's common stock eligible to vote at the Fund's 2012 Annual Meeting of Stockholders held on June 20, 2012. At the Meeting, a quorum was present in person or by proxy and the Fund's shares were voted on the Proposals presented to the Fund's stockholders as follows:

1. To elect three Class III Directors to serve for a three year term until the 2015 Annual Meeting of Stockholders:

			  For 	  	Withheld    	Approval (%)
Brian A. Berris		  24,785,042	   1,940,792	92.74%
David R. Bock		  24,898,095	   1,897,739	93.16%
Paul Hottinguer           24,856,893	   1,868,941	93.01%

2. To ratify the selection by the Board of Directors of Deloitte
& Touche LLP as the Fund's independent registered public accounting firm for the year ending December 31, 2012:

For 		Against		Abstain		Approval (%)
26,410,216	208,612		170,537		98.58%


Approval percentages are based on the total number of votes cast on a particular Proposal and not on the total number of shares present at the Meeting or the total number of shares of the Fund outstanding.

In light of the voting results from the 2011 Annual Stockholder Meeting,the Board reconsidered whether it was in the best interests of the Fund and its stockholders to take the steps necessary to declassify itself and hold annual elections for all the Directors. After additional consideration at various meetings over the last year, the Board, including the non-interested Directors, has unanimously reconfirmed that such an action is not in the best interests of the Fund and its stockholders, for the same reasons it initially reached that conclusion, and will not make any such proposal to the Fund's stockholders.